Exhibit 21.1

The table below lists our subsidiaries.

Subsidiaries	Ultimate holding company	Jurisdiction of Incorporation	Percentage of holding as of December 31, 2025	Percentage of holding as of March 31, 2025
IGCare, LLC	IGC	Maryland, USA	-	100
IGC Pharma, LLC	IGC	Delaware, USA	100	100
HH Processors, LLC (formerly Holi Hemp, LLC)	IGC	Maryland, USA	100	100
Sunday Seltzer, LLC	IGC	Maryland, USA	-	100
SAN Holdings, LLC	IGC	Maryland, USA	100	100
IGC Pharma SAS (1)	IGC	Colombia	100	100
Techni Bharathi Private Limited (TBL)	IGC	India	100	100
India Mining and Trading Private Limited (IGC-IMT) (2)	IGC	India	-	100
IGC Materials Private Limited (IGC-MPL) (2)	IGC	India	-	100
IGC Enterprises Limited (IGC-ENT)	IGC	Hong Kong	100	100
Hamsa Biopharma India Pvt. Ltd.	IGC	India	100	100
IGC Pharma IP, LLC	IGC	Maryland, USA	100	100

(1)	Beneficially owned by IGC

(2)	IGC-IMT and IGC-MPL were non-operating subsidiaries. These subsidiaries did not have a material impact on the balance sheet or statement of operations.